# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ODYSSEY THERAPEUTICS, INC., CIK 0001882782
CUSIP: 67613T104
Title of class of securities: COMMON STOCK, $0.0001 par value per share
Address of issuer's principal executive offices: 51 SLEEPER STREET, SUITE 800, BOSTON, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 05/08/2026
Filed by CIK 0002134396
Persons authorized to receive notices and communications: Rafaele Tordjman, 37 rue de la Victoire, Paris, France (I0), 75009, 33603354757

## Reporting persons
- Jeito II S.L.P. (CIK 0002134396): type of reporting person: partnership (PN); citizenship or place of organization: France (I0); source of funds: working capital (WC); sole voting power 0; shared voting power 3,690,145; sole dispositive power 0; shared dispositive power 3,690,145; aggregate amount beneficially owned 3,690,145 (7.8% of the class)
  Comment: The percentage in row 13 is calculated based on 47,174,156 shares of common stock, reported to be outstanding in the Issuer's Form 424(b)(4) filed with the Securities and Exchange Commission on May 8, 2026.
- Jeito Capital SAS: type of reporting person: investment adviser (IA); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 3,690,145; sole dispositive power 0; shared dispositive power 3,690,145; aggregate amount beneficially owned 3,690,145 (7.8% of the class)
  Comment: The percentage in row 13 is calculated based on 47,174,156 shares of common stock, reported to be outstanding in the Issuer's Form 424(b)(4) filed with the Securities and Exchange Commission on May 8, 2026.
- Rafaele Tordjman: type of reporting person: individual (IN); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 3,690,145; sole dispositive power 0; shared dispositive power 3,690,145; aggregate amount beneficially owned 3,690,145 (7.8% of the class)
  Comment: The percentage in row 13 is calculated based on 47,174,156 shares of common stock, reported to be outstanding in the Issuer's Form 424(b)(4) filed with the Securities and Exchange Commission on May 8, 2026.
- Sabine Dandiguian: type of reporting person: individual (IN); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 3,690,145; sole dispositive power 0; shared dispositive power 3,690,145; aggregate amount beneficially owned 3,690,145 (7.8% of the class)
  Comment: The percentage in row 13 is calculated based on 47,174,156 shares of common stock, reported to be outstanding in the Issuer's Form 424(b)(4) filed with the Securities and Exchange Commission on May 8, 2026.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, $0.0001 par value per share
Name of issuer: ODYSSEY THERAPEUTICS, INC.
Address of issuer's principal executive offices: 51 SLEEPER STREET, SUITE 800, BOSTON, Massachusetts (MA), 02210

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being jointly filed by Jeito II S.L.P., Jeito Capital SAS, Rafaele Tordjman and Sabine Dandiguian (together, the "Reporting Persons"). Rafaele Tordjman and Sabine Dandiguian disclaim beneficial ownership over the shares of common stock described herein, except to the extent of their pecuniary interest therein.
Residence or business address: The business address of each of the Reporting Persons is: 37 rue de la Victoire 75009 Paris France
Present principal occupation or employment: Jeito II S.L.P. is a private investment fund. Jeito Capital SAS is the management company of Jeito II S.L.P. Rafaele Tordjman is the Chief Executive Officer of Jeito Capital SAS. Sabine Dandiguian is the Managing Director of Jeito Capital SAS.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Jeito II S.L.P. is a French limited partnership ("societe de libre partenariat"). Jeito Capital SAS is a French limited liability company ("societe par actions simplifiee"). Rafaele Tordjman and Sabine Dandiguian are citizens of France.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
In connection with the closing of the initial public offering (the "IPO") of the Issuer on May 11, 2026, 18,272,789 shares of Series D convertible preferred stock and one common stock warrant exercisable for 4,111,377 shares of common stock held by Jeito II S.L.P. automatically converted into 1,880,497 and 420,760 shares of common stock of the Issuer, respectively.

Jeito II S.L.P. purchased 1,388,888 shares of common stock at a price of $18.00 per share in the IPO. The funds to purchase the securities of the Issuer described in this Item 3 were furnished from working capital of Jeito II S.L.P.

## Item 4. Purpose of Transaction
Purpose of transaction: Jeito II S.L.P. acquired the shares of common stock as described in this Schedule 13D for investment purposes in the regular course of its business. Jeito Capital SAS, as the management company of Jeito II S.L.P., may be deemed to be a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), of any securities held by Jeito II S.L.P. Rafaele Tordjman, as Chief Executive Officer of Jeito Capital SAS, and Sabine Dandiguian, as Managing Director of Jeito Capital SAS, may be deemed to be beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by Jeito Capital SAS. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on market conditions, liquidity requirements, the continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares of common stock of the Issuer. Ksenija Pavletic, who is the General Partner and Chief Commercial Officer at Jeito Capital SAS, is a director of the Issuer. The Reporting Persons, either directly or indirectly through Ms. Pavletic, may engage in discussions from time to time with the Board, the Issuer's management or the Issuer's other stockholders, including discussions that may relate to the items described in clauses (a) through (j) of Item 4 of Schedule 13D. Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Jeito II S.L.P. holds 3,690,145 shares of common stock, representing approximately 7.8% of the Issuer's outstanding shares of common stock, based upon 47,174,156 shares of common stock reported to be outstanding in the Issuer's Form 424(b)(4) filed with the Securities and Exchange Commission on May 8, 2026. Jeito Capital SAS is the management company of Jeito II S.L.P. As a result, Jeito Capital SAS shares power to direct the vote and disposition of the shares held by Jeito II S.L.P. and may be deemed to be the beneficial owner of the shares held by Jeito II S.L.P. Rafaele Tordjman, as Chief Executive Officer of Jeito Capital SAS, and Sabine Dandiguian, as Managing Director of Jeito Capital SAS, may be deemed to be beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by Jeito Capital SAS.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: The response to Item 3 of this Schedule 13D is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock subject to this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On April 7, 2026, in connection with the Issuer's IPO, Jeito II S.L.P. entered into a lock-up agreement (the "Lock-Up Agreement") with J.P. Morgan Securities LLC, TD Securities (USA) LLC and Cantor Fitzgerald & Co., as representatives of the several underwriters. Pursuant to the Lock-Up Agreement, Jeito II S.L.P. has agreed that, subject to certain exceptions, it will not, for a period of 180 days following May 7, 2026, the date of the Issuer's prospectus filed pursuant to Rule 424(b)(4) with the SEC, without the prior written consent of the representatives, (i) offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, purchase any option or contract to sell, lend or otherwise transfer or dispose of any shares of common stock, or any options or warrants to purchase any shares of common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock (collectively, "Lock-Up Securities"), including without limitation any such Lock-Up Securities then owned or thereafter acquired, (ii) engage in any hedging or other transaction or arrangement or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of common stock or other securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities or (iv) otherwise publicly announce any intention to engage in or cause any action, activity, transaction or arrangement described above. The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to such, which form is filed as an exhibit and incorporated herein by reference.

Jeito II S.L.P. is a party to that certain Investors' Rights Agreement, as amended and restated on June 16, 2025, by and among the Issuer and certain of its stockholders named therein (the "IRA"). Pursuant to the terms of the IRA, beginning 180 days after May 7, 2026, the effective date of the registration statement for the Issuer's IPO, holders of a majority of the then-outstanding Registrable Securities (as defined therein) have the right to require the Issuer to file a Form S-1 registration statement to register at least 40% of the then-outstanding Registrable Securities with an anticipated aggregate offering price of at least $10 million, subject to customary terms and conditions. At any time the Issuer is eligible to use a Form S-3 registration statement, the holders who are party to the IRA and who collectively hold at least 25% of then-outstanding Registrable Securities have the right to require the Issuer to file a registration statement on Form S-3 to register outstanding Registrable Securities of such holders having an anticipated aggregate offering price of at least $5 million, subject to customary terms and conditions. Under the IRA, holders of Registrable Securities are entitled to piggyback registration rights, subject to customary terms and conditions. The foregoing description of the IRA does not purport to be complete and is qualified in its entirety by reference to such, which is filed as an exhibit and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Joint Filing Agreement.

Exhibit 99.2: Form of Lock-Up Agreement (incorporated by reference to Annex II to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer's Registration Statement on Form S-1/A (Registration No. 333-295141), filed with the Securities and Exchange Commission on May 4, 2026).

Exhibit 99.3: Third Amended and Restated Investors' Rights Agreement, dated June 16, 2025, by and among the Issuer and the investors thereto, as amended (incorporated by reference to Exhibit 4.3 to the Issuer's Registration Statement on Form S-1/A (Registration No. 333-295141), filed with the Securities and Exchange Commission on May 4, 2026).

## Signatures
- Jeito II S.L.P.: /s/ Rafaele Tordjman, Rafaele Tordjman, CEO of Jeito Capital SAS acting as management company of Jeito II S.L.P. (05/15/2026)
- Jeito Capital SAS: /s/ Rafaele Tordjman, Rafaele Tordjman, CEO (05/15/2026)
- Rafaele Tordjman: /s/ Rafaele Tordjman, Rafaele Tordjman (05/15/2026)
- Sabine Dandiguian: /s/ Sabine Dandiguian, Sabine Dandiguian (05/15/2026)